Free Writing Prospectus
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration No. 333-166129
Free Writing Prospectus Published or Distributed by Media
     The article attached as Exhibit A appeared at www.nytimes.com on July 23, 2010.
     The article was not prepared by or reviewed by Molycorp, Inc. prior to publication. The publisher of the article is not affiliated with Molycorp, Inc. Molycorp, Inc. made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning Molycorp, Inc.
     Statements in the article attached as Exhibit A that are not attributed directly to Mr. Mark A. Smith or Molycorp, Inc. company officials or based on, or derived from, Molycorp, Inc.’s public filings with the Securities and Exchange Commission, or SEC, represent the author’s or others’ opinions, and are not endorsed or adopted by Molycorp, Inc.
     You should consider statements in Exhibit A only after carefully evaluating all of the information in Molycorp, Inc.’s preliminary prospectus, dated as of June 12, 2010, as filed with the SEC and Molycorp, Inc.’s other public filings with the SEC.
Forward-Looking Statements
     The article attached as Exhibit A contains forward-looking statements that represent Molycorp, Inc.’s beliefs, projections and predictions about future events or future performance. Forward-looking statements can be identified by terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “trying” or the negative of these terms or other similar expressions or phrases. These forward-looking statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause Molycorp, Inc.’s actual results, performance or achievements or industry results to differ materially from any future results, performance or achievement described in or implied by such statements. See the discussion under the heading “Risk Factors” in the preliminary prospectus, dated July 12, 2010, as filed with the SEC for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Any forward-looking statement attributable to Mr. Smith or any Molycorp, Inc. company official reflects Molycorp, Inc.’s current views with respect to future events and is subject to the risks, uncertainties and assumptions relating to Molycorp, Inc.’s operations, operating results, growth strategy and liquidity as described in the preliminary prospectus. Molycorp, Inc. assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future, except as otherwise required by applicable law.
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EXHIBIT A
Article location: http://www.nytimes.com/gwire/2010/07/23/23greenwire-rush-on-for-rare-earths-as-us-firms-seek-to-co-58814.html?pagewanted=3&sq=molycorp&st=cse&scp=1
Rush On for ‘Rare Earths’ as U.S. Firms Seek to Counter Chinese Monopoly
By PHIL TAYLOR of Greenwire
MOUNTAIN PASS, Calif. — About an hour’s drive southwest of Las Vegas, on a private 2,200-acre desert patch flanked by Clark Mountain and the Mojave National Preserve, lies an idled mine many consider to be a linchpin in the U.S. push for energy independence and national security.
The Mountain Pass mine, once the world’s leading producer of “rare earth” minerals used to manufacture cutting-edge weapons and clean energy technologies, shuttered operations here in 2002 after Chinese producers undercut its prices and a series of environmental spills stalled the renewal of state mining permits.
Today, the mine musters a limited production of rare earth oxides from ore mined years ago from a massive open pit hewn from the arid terrain.
But even that material must be shipped to Asian manufacturing plants equipped with the technology and know-how to process the oxides into metals and alloys to create new high-performance products, many of which are shipped back to the United States in the form of permanent magnets used in products such as wind turbines, hybrid electric vehicle motors, military radar equipment or precision-guided munitions.
That is, as long as supplies last.
As the United States and other countries pursue ambitious paths to energy efficiency and renewable energy, the very technologies needed to achieve those goals are expected to consume an increasing amount of rare earth minerals, and some analysts have projected global shortages as soon as 2012.
This is all good news for China, which last year produced more than 97 percent of the world’s rare earth oxides and controls about half of the globe’s known reserves.

With the opportunity to tighten its grip on a burgeoning market, China earlier this month cut its rare earths export quota by 72 percent for the second half of 2010, a move aimed at forcing international firms to manufacture rare earth products on Chinese soil, bringing with them a steady tide of high-paying jobs and taxes.
While raising the specter of a trade dispute with the United States, the cuts were not the first from China, and they may not be the last.
“I’m not sure we’re going to have much choice over the next short while,” said Jon Hykawy, a clean technology and materials analyst at Byron Capital Markets Inc. “We’re going to be in a situation where a lot of the downstream processing is done by Chinese companies. The only difference will be even the Western companies in Japan and South Korea will have to move their plants to China.”
Head of the pack
But it does not have to be that way, according to U.S. mining firms searching for new domestic rare earth deposits to develop into mines.
China’s latest cut in exports exposed what some believe to be a significant shortcoming in U.S. energy policy and has refocused attention on the need to revive the domestic rare earths industry needed to power a low-carbon economy.
Denver-based Molycorp Minerals LLC, which owns the Mountain Pass mine, has ambitious plans to retool the facility and resume mining and processing of 20,000 tons of rare earths by 2012, up from its current 2,000 tons a year.
As the only current producer of rare earths in the United States — and the only company with an existing mining infrastructure and proven reserves — Molycorp could be the first to significantly expand rare earth mining and processing in the United States.
But reviving Mountain Pass will require more than a half-billion dollars to retool the mine’s aging separation plants, build a new gas-fired power generator and water recycling units, and acquire expensive technology licenses to convert the rare earth minerals into usable metals, alloys and magnets.
The firm is awaiting approval from the Securities and Exchange Commission on a proposed initial public offering aimed at raising about $350 million, with the rest expected to come from private banks and a possible Department of Energy loan guarantee.
“Our project is all about the supply chain creation. Not just mining and not just magnets at the other end,” Mark Smith, Molycorp’s CEO, said during a recent interview in Washington, D.C., where he met with key lawmakers. “We’re trying to put the whole thing together.”
How it works
The process includes mining and milling the raw ore and immersing the ground-up material in chemical solutions to produce rare earth concentrates, which are then further refined into high-purity oxides. The rare earth oxides are then turned into metals that are blended into alloys used to manufacture products like magnets for wind turbines and tank radar systems.
Molycorp ultimately plans to produce at least nine different rare earth products at a cheaper cost — and higher environmental performance — than Chinese mines, according to company officials.
Wastewater, once dumped on a desert playa 14 miles from the mine, will be reused at the mine, trimming water consumption from 850 gallons per hour to less than half that amount, Smith said. Hydrochloric acid, the main ingredient used to separate the rare earths, will be recycled using new treatment units, offsetting the need for 10 to 15 tankers to import the chemical daily from Las Vegas.
“We are increasing our recovery rate and using less water,” said Smith, adding that the reduced truck traffic and new lower-carbon power sources will also reduce air pollution emissions. “We will need less than half the ore to produce just as much product.”
The firm is also donating land to the Bureau of Land Management to be used as a sanctuary for adolescent desert tortoises, a federally protected species. While the tortoises rarely venture to the Mountain Pass mine’s mile-high elevation, they are threatened by an influx of ravens into the desert and the encroachment of numerous energy and other development projects.

Federally protected Joshua trees that are removed during the construction and mining process will be cared for in nurseries and replanted after the mine site is reclaimed to the same configuration as before, Smith said.
With a 30-year state mining permit in hand, Molycorp is securing additional permits from several California agencies in order to modernize the facilities. Smith says those permit processes are on track for completion by the end of the year, when mining is expected to resume.
Blind spot?
But even at full production of rare earths — including cerium, lanthanum, neodymium, praseodymium, europium, samarium and gadolinium — the Mountain Pass mine lacks significant deposits of crucial “heavy” rare earths that are increasingly in demand, especially for strengthening the heat-resistance of magnets that power hybrid electric vehicle motors and other electronic applications.
The much rarer heavy rare earths come almost exclusively from clay pits in southern China — many of them unpermitted and unregulated — and are yet to be commercially developed in the United States, experts say.
As a result, many expect impending shortfalls of heavy rare earths such as dysprosium and terbium within the next few years as China clamps down on illegal mines and continues to reduce exports.
In the United States, prospects for developing heavy rare earth production include Idaho’s Lemhi Pass, a mountainous region near the Montana border where Meriwether Lewis first peered into the Pacific Basin. The deposit, along with nearby Diamond Creek, is owned by U.S. Rare Earths Inc., a Salt Lake City-based firm seeking to sell the deposit or attract a partner with the expertise to turn it into a producing mine.
“As the prices [of heavy rare earths] go up, the technology will stop,” said U.S. Rare Earths CEO Ed Cowle, a former stockbroker at Bear Sterns Cos. Inc. “It’s a very big issue that can’t get easier, it will only get worse.”
Meanwhile, a deposit at Bokan Mountain on the southern tip of Alaska’s Prince of Wales Island is regarded as another possible compliment to Mountain Pass’s relatively “light”

deposit. Historical estimates by the U.S. Bureau of Mines suggest the Bokan property, located within the Tongass National Forest, may contain up to 374 million pounds of rare earths, roughly half of which are heavy rare earths.
If developed, Bokan Mountain could balance the U.S. supply of rare earths, said Jim McKenzie, CEO of developer Ucore Rare Metals Inc. “Bokan provides the alternate piece of a crucial domestic supply puzzle, with its predominant skew towards the highly valuable heavy rare earths,” he said.
Exploratory drilling began in Alaska this month, but even after potential deposits have been confirmed and financing is secured, government and industry officials say it could take seven to 15 years obtain the regulatory approvals to open a mine, according to an April report by the Government Accountability Office.
Such delays could prove costly, policymakers say, and even ripple through the economy by slowing the rollout of new electric vehicles or the development of wind turbines that require up to 500 pounds of rare earths to operate efficiently.
“We haven’t really looked for the heavy rare earths,” said Thomas Monecke, a professor of geologic engineering at the Colorado School of Mines who studies rare earth formations. “Once we start looking for those, we will probably find them, but there is a time lag between starting to look for deposits and actual production.”
Environmental risks
Developers also often face natural conditions that make the mining of rare earths logistically difficult and environmentally risky.
At Mountain Pass, where summer temperatures often reach more than 100 degrees Fahrenheit and annual rainfall is a paltry five inches, mine operations were previously permitted to discharge briny wastewater onto the nearby Ivanpah Dry Lake.
But in 1996, a cleaning device used to scrub the inside of the wastewater line caused the pipe to burst, releasing more than 350,000 gallons of wastewater, some containing heavy metals and radioactive elements, including small amounts of thorium, uranium and radium with radioactivity up to 100 times normal levels.

The spill was eventually cleaned up, Smith said, and the firm — now under new ownership — has built an evaporation pond on-site so operators can visually monitor wastewater flows.
But the presence of radioactive signatures in almost all rare earth deposits underscores another challenge firms will face in developing the minerals responsibly and economically, observers say.
“It’s kind of hard to see how you’re going to manage to get something as environmentally unfriendly as a rare earth mine permitted in the jurisdiction of the United States,” said Hykawy, of Byron Capital, noting the challenge of safely storing thorium-laden mine tailings. “That’s not something your average soccer mom is going to be too thrilled about.”
Thorium, envisioned as a possible replacement for uranium in nuclear reactors, is the primary reason U.S. Rare Earths, then known as Thorium Energy Inc., acquired Lemhi Pass, which contains about a one-to-one ratio of thorium to rare earths, said Cowle.
“I didn’t know what rare earths were until two years ago,” he said. But now, the firm is planning to develop rare earths at a second Idaho site, called Diamond Creek, where the percentage of thorium is a tenth of the Lemhi Pass deposit.
“We’re taking the path of least resistance,” he said.
International firms are also grappling with how best to mine rare earths cleanly.
Great Western Minerals Froup Ltd., of Canada, has obtained a permit to store thorium at its Steenkampskraal mine in South Africa, Hykawy said. Australia’s Lynus Corp. has reduced its environmental liability by building a processing facility in Malaysia to refine ore mined from the company’s Mount Weld deposit in Australia.
The take-home point, Hykawy said, is that the United States, in addition to supporting a domestic supply of rare earths, should also look to promote the development of deposits in countries other than China.
But much of the projected growth in rare earth demand from the hybrid electric vehicle and wind power sectors may be exaggerated anyway, he said.

Lanthanum, for example, is a critical component of nickel-metal hydride batteries used in the Toyota Prius, but the mineral is non-existent in the prevailing lithium-ion batteries being deployed in the next generation of plug-in vehicles such as the Chevrolet Volt and the Nissan Leaf.
Wind turbines use neodymium-iron-born magnets to overcome problems that can cause frequent transmission box shutdowns, Hykawy said. But the turbines do not require permanent magnets to operate, and manufacturers will pay only so much to have them installed, he said.
“As the price of neodymium rises, the cost savings it offers wind turbines is rapidly eaten up,” he said.
Accelerating development
But with some experts estimating that global demand for rare earths will increase approximately 6 percent annually from 2008 through 2014 — from approximately 124,000 metric tons a year to about 180,000 metric tons — lawmakers and federal agencies are beginning to see increasing risks in a U.S. dependence on foreign suppliers.
Rep. Mike Coffman (R-Colo.) and Sen. Lisa Murkowski (R-Alaska) have introduced companion bills to authorize a series of new assessments and programs to help the United States strengthen domestic mining and processing of rare earth elements (E&E Daily, June 23).
A key provision in both bills would authorize the Energy Department to issue loan guarantees for rare earth projects. An earlier application from Molycorp was rejected by the agency, which argued that mining did not fall under the purview of the department’s loan guarantee program.
Molycorp has since submitted a revised proposal to the department requesting a loan guarantee to support development of the firm’s downstream manufacturing plants.
A bipartisan group of 20 senators led by Murkowski and Sen. Evan Bayh (D-Ind.) this week signaled their support for such a proposal in a letter to Secretary Steven Chu urging him to consider any applications under its loan program that would help revive the nation’s rare earth supply and manufacturing sector (E&ENews PM, July 19).

“We urge you to consider utilizing the [program] to accelerate the development of these critical manufacturing capabilities, and to make sure that our nation’s economic, energy and national security are not jeopardized by a rare earth supply shortage,” the senators wrote.
Molycorp’s Smith said Mountain Pass, with its decades of operational experience, is the most prepared for the technical challenges of operating several acres of solvent extraction tanks to separate rare earth ores into their constituent parts.
“Finding rare earths is one thing. You could pull it out of here,” he said, pointing to a flower pot full of dirt as an example of how common rare earths are in the environment. “But to process them and pull them out into their individual forms, that takes 57 years of experience, and that is complicated.”